UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                  Commission File Number 0-26625


                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
             [ ] Form N-SAR
             For Period Ended: December 31, 2002

      [ ] Transition Report on Form 10-K     [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form 20-F     [ ] Transition Report on Form N-SAR
      [ ] Transition Report on Form 11-K

          For the Transition Period Ended:_____________________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

________________________________________________________________________________
Full Name of Registrant: NovaMed Eyecare, Inc.

________________________________________________________________________________
Former Name if Applicable

________________________________________________________________________________
Address of Principal Executive Office (Street and Number)
980 North Michigan Avenue
Suite 1620

________________________________________________________________________________
City, State and Zip Code
Chicago, IL  60611
________________________________________________________________________________

                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

     In October 2001, the Registrant announced a plan to discontinue its management services business and has since reported that business as discontinued operations. During the 2002 fourth quarter, the Registrant decided to retain two affiliated doctor practices that had previously been included in discontinued operations. Under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" ("SFAS No. 144"), the Registrant is required to reverse its previously established reserve for these businesses and also to restate the applicable prior period financial statements to reflect these businesses as continuing operations. In addition, the Registrant disposed of various businesses from its continuing operations during 2002, which businesses primarily consisted of optical dispensaries and two ambulatory surgery centers. Under SFAS No. 144, the Registrant is required to restate its applicable prior period financial statements to report these disposed businesses as discontinued operations.

     The applicable prior period financial statements affected by these restatements dictated by SFAS No. 144 include the Registrant's 2000 and 2001 financial statements that are required to be filed with the subject annual report on Form 10-K for the fiscal year ended December 31, 2002. The Registrant's independent auditor for its 2000 and 2001 financial statements was Arthur Andersen LLP. Because Arthur Andersen LLP has ceased its audit services and is no longer in a position to certify the restatement of the Registrant's 2000 and 2001 financial statements, the Registrant's current auditor, PricewaterhouseCoopers LLP ("PwC"), has informed the Registrant that PwC must re-audit the Registrant's 2000 and 2001 financial statements after they have been restated in accordance with SFAS No. 144. PwC informed the Registrant that it could not complete these re-audits by the prescribed due date. Accordingly, the subject annual report on Form 10-K for the fiscal year ended December 31, 2002 could not be filed without unreasonable effort or expense because the Registrant requires additional time to complete the re-audit of the Registrant's 2000 and 2001 financial statements. The Registrant intends to file the subject annual report on or before the fifteenth calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Scott T. Macomber           (312)                  664-4100
-----------------        -----------           ------------------
    (Name)               (Area Code)           (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                    [X] Yes   [ ] No

________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                   [ ] Yes   [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                     PART IV
                                    NARRATIVE

     The Registrant does not anticipate any significant change in response to
Part IV, Number 3 above; however, the Registrant's re-audit of its 2000 and 2001 financial statements is not yet complete.

================================================================================

                              NovaMed Eyecare, Inc.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 31, 2003             By: /s/ Scott T. Macomber
      ---------------------      -----------------------------------------------
                                 Scott T. Macomber, Executive Vice President and
                                 Chief Financial Officer